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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) /x/

BANK ONE, NA
(Exact name of trustee as specified in its charter)

A National Banking Association	31-4148768 (I.R.S. employer identification number)
Global Corporate Trust Services 1111 Polaris Parkway, Suite 1K Mail Code OH1-0181 Columbus, Ohio (Address of principal executive offices)	43240-0181 (Zip Code)

Bank One, NA
1 Bank One Plaza, 20th Floor
Mail Code IL1-0120
Chicago, Illinois 60670-0120
Attn: Marla S. Roth, Assistant Vice President, Law Department (312) 732-2773
(Name, address and telephone number of agent for service)

AMERICREDIT AUTOMOBILE RECEIVABLES
TRUST 2002-C
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	Applied For (I.R.S. employer identification number)
c/o Deutsche Bank Trust Company Delaware E.A. Delle Donne Corporate Center Montgomery Building 1011 Centre Road, Suite 200 Wilmington, Delaware (Address of principal executive offices)	19805-1266 (Zip Code)

Class A-1 Fixed Rate Asset Backed Notes
Class A-2 Fixed Rate Asset Backed Notes
Class A-3 Floating Rate Asset Backed Notes
Class A-4 Fixed Rate Asset Backed Notes
(Title of Indenture Securities)

Item 1.    General Information. Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.

    Comptroller of Currency, Washington, D.C.; Federal Deposit Insurance Corporation, Washington, D.C.; The Board of Governors of the Federal Reserve System, Washington D.C.; Federal Reserve Bank of Cleveland, Cleveland, Ohio.

          (b) Whether it is authorized to exercise corporate trust powers.

    The trustee is authorized to exercise corporate trust powers.

Item 2.    Affiliations With the Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

    No such affiliation exists with the trustee.

Item 16.    List of exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

    1.
    A copy of the articles of association of the trustee now in effect.*

    2.
    A copy of the certificates of authority of the trustee to commence business.*

    3.
    A copy of the authorization of the trustee to exercise corporate trust powers.*

    4.
    A copy of the existing by-laws of the trustee.*

    5.
    Not Applicable.

    6.
    The consent of the trustee required by Section 321(b) of the Act.

    7.
    A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

    8.
    Not Applicable.

    9.
    Not Applicable.

        Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bank One, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 13th day of August, 2002.

BANK ONE, NA, Trustee
By:	/s/ MARLA S. ROTH Marla S. Roth Assistant Vice President

*
Exhibits 1, 2, 3, and 4 are herein incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of Bank One, NA, filed in connection with Form S-3 relating to Wheeling-Pittsburgh Corporation 9 3/8% Senior Notes due 2003, Securities Exchange Commission File No. 33-50709.

EXHIBIT 6

THE CONSENT OF THE TRUSTEE REQUIRED
BY SECTION 321(b) OF THE ACT

August 13, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the qualification of an indenture and supplemental indenture between AmeriCredit Automobile Receivables Trust 2002-C and Bank One, NA, as Trustee, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

                      Very truly yours,

                      Bank One, NA

By:	/s/ Marla S. Roth Marla S. Roth Assistant Vice President

Bank One, NA FFIEC 041
Legal Title of Bank RC-1
 Columbus
City 10
OH 43271
State Zip Code

Transmitted to EDS as 0198442 on 07/30/02 at 17:59:14 CST

FDIC Certificate Number—06559

Consolidated Report of Condition for Insured Commercial
and State-Chartered Savings Banks for December 31, 2001

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

		Dollar Amounts in Thousands
		RCON
ASSETS
1.	Cash and balances due from depository institutions (from Schedule RC-A):
a.	Noninterest-bearing balances and currency and coin (1)	0081	1,973,000
b.	Interest-bearing balances (2)	0071	413,000
2.	Securities:
a.	Held-to-maturity securities (from Schedule RC-B, column A)	1754	0
b.	Available-for-sale securities (from Schedule RC-B, column D)	1773	4,027,000
3.	Federal funds sold and securities purchased under agreements to resell:
a.	Federal funds sold	B987	0
b.	Securities purchased under agreements to resell (3)	B989	5,760,000
4.	Loans and lease financing receivables (from Schedule RC-C):
a.	Loans and leases held for sale	5369	1,883,000
b.	Loans and leases, net of unearned income	B528	34,815,000
c.	LESS: Allowance for loan and lease losses	3123	661,000
d.	Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)	B529	34,154,000
5.	Trading assets (from Schedule RC-D)	3545	67,000
6.	Premises and fixed assets (including capitalized leases)	2145	344,000
7.	Other real estate owned (from Schedule RC-M)	2150	99,000
8.	Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)	2130	31,000
9.	Customers' liability to this bank on acceptances outstanding	2155	0
10.	Intangible assets
a.	Goodwill	3163	304,000
b.	Other intangible assets (from Schedule RC-M)	0426	152,000
11.	Other assets (from Schedule RC-F)	2160	3,255,000
12.	Total assets (sum of items 1 through 11)	2170	52,462,000
(1)	Includes cash items in process of collection and unposted debits.
(2)	Includes time certificates of deposit not held for trading.
(3)	Includes all securities repurchase agreements, regardless of maturity.

Bank One, NA FFIEC 041
Legal Title of Bank RC-2
Transmitted to EDS as 0198442 on 07/30/02 at 17:59:14 CST
FDIC Certificate Number—06559 11
Schedule RC—Continued

		Dollar Amounts in Thousands
		RCON
LIABILITIES
13.	Deposits:
a.	In domestic offices (sum of totals of columns A and C from Schedule RC-E)	2200	15,405,000
(1)	Noninterest-bearing (1)	6631	4,728,000
(2)	Interest-bearing	6636	10,677,000
b.	Not applicable
14.	Federal funds purchased and securities sold under agreements to repurchase
a.	Federal funds repurchased (2)	B993	7,769,000
b.	Securities sold under agreements to repurchase (3)	B995	4,203,000
15.	Trading liabilities (from Schedule RC-D)	3548	73,000
16.	Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M):	3190	17,959,000
17.	Not applicable
18.	Bank's liability on acceptances executed and outstanding	2920	0
19.	Subordinated notes and debentures (4)	3200	1,650,000
20.	Other liabilities (from Schedule RC-G)	2930	1,857,000
21.	Total liabilities (sum of items 13 through 20)	2948	48,916,000
22.	Minority interest in consolidated subsidiaries	3000	581,000
EQUITY CAPITAL
23.	Perpetual preferred stock and related surplus	3838	0
24.	Common stock	3230	127,000
25.	Surplus (exclude all surplus related to preferred stock)	3839	1,597,000
26.
a.	Retained earnings	3632	1,241,000
b.	Accumulated other comprehensive income (5)	B530	0
27.	Other equity capital components (6)	A130	0
28.	Total equity capital (sum of items 23 through 27)	3210	2,965,000
29.	Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)	3300	52,462,000
Memorandum
To be reported with the March Report of Condition.
1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2001		6724	N/A
1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank
2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3 = Attestation on bank management's assertion on the effectiveness of the bank's internal control over financial reporting by a certified public accounting firm
4 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)
5 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)
6 = Review of the bank's financial statements by external auditors
7 = Compilation of the bank's financial statements by external auditors
8 = Other audit procedures (excluding tax preparation work)

9 = No external audit work

(1)
Includes total demand deposits and noninterest-bearing time and savings deposits.

(2)
Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "other borrowed money."

(3)
Includes all securities repurchase agreements, regardless of maturity.

(4)
Includes limited-life preferred stock and related surplus.

(5)
Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses)

        on cash flow hedges, and minimum pension liability adjustments.

(6)
Includes treasury stock and unearned Employee Stock Ownership Plan shares.

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EXHIBIT 6
THE CONSENT OF THE TRUSTEE REQUIRED BY SECTION 321(b) OF THE ACT
Schedule RC—Balance Sheet